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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


            -----------------------------------------------------

                                 SCHEDULE 13G


            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                               (AMENDMENT NO. )



                                 REVLON, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)



     Class A Common Stock, par value $0.01 per share CUSIP No. 761525 50 0
--------------------------------------------------------------------------------
                        (Title of Class of Securities)










                       (CONTINUED ON FOLLOWING PAGE(S))


                                  Page 1 of 7




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CUSIP NO. 761525 50 0                                               Page 2 of 7




1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                    MAFCO HOLDINGS INC.

2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                (a)  [ ]
                                                                       (b)  [ ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OR ORGANIZATION

                                            DELAWARE

NUMBER                     5.       SOLE VOTING POWER

OF SHARES                                   -0-

BENEFICIALLY               6.       SHARED VOTING POWER

                                            42,500,000 Class A Common Stock
                                            (includes 31,250,000 shares of
                                            Class B Common Stock convertible
                                            into an equal number of shares of
                                            Class A Common Stock at any time)
OWNED BY
                           7.       SOLE DISPOSITIVE POWER
EACH
                                            -0-
REPORTING
                           8.       SHARED DISPOSITIVE POWER
PERSON WITH
                                            42,500,000 Class A Common Stock

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        42,500,000 Class A Common Stock

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                             [ ]


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  83.1% of aggregate Class A Common Stock and Class B Common Stock outstanding

12.      TYPE OF REPORTING PERSON

                                            CO



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CUSIP NO. 761525 50 0                                               Page 3 of 7




1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                           REVLON WORLDWIDE CORPORATION

2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                (a)  [ ]
                                                                       (b)  [ ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OR ORGANIZATION

                                            DELAWARE

NUMBER                     5.       SOLE VOTING POWER

OF SHARES                                   -0-

BENEFICIALLY               6.       SHARED VOTING POWER

                                            42,500,000 Class A Common Stock
                                            (includes 31,250,000 shares of
                                            Class B Common Stock convertible
                                            into an equal number of shares of
                                            Class A Common Stock at any time)
OWNED BY
                           7.       SOLE DISPOSITIVE POWER
EACH
                                            -0-
REPORTING
                           8.       SHARED DISPOSITIVE POWER
PERSON WITH
                                            42,500,000 Class A Common Stock

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        42,500,000 Class A Common Stock

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                             [ ]


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  83.1% of aggregate Class A Common Stock and Class B Common Stock outstanding

12.      TYPE OF REPORTING PERSON

                                            CO



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CUSIP NO. 761525 50 0                                               Page 4 of 7



Item 1(a):        Name of Issuer.

                  REVLON, INC. (the "Company")

Item 1(b):        Address of Issuer's Principal Executive Offices.

                  626 Madison Avenue
                  New York, New York  10022

Item 2(a):        Name of Persons Filing.

                  Revlon Worldwide Corporation ("Revlon Worldwide") is a wholly owned indirect subsidiary of Mafco Holdings Inc. ("Mafco Holdings"). All of the capital stock of Mafco Holdings is owned by Ronald O. Perelman.


Item 2(b):        Address of Principal Business Office.

                  The principal business offices of Revlon Worldwide are located at 625 Madison Avenue, New York, New York 10022. The principal business offices of Mafco Holdings are located at 35 East 62nd Street, New York, New York 10021.

Item 2(c):        Citizenship.

                  Revlon Worldwide and Mafco Holdings each are Delaware corporations.


Item 2(d):        Title of Class of Securities.

                  Class A Common Stock, par value $.01 per share.


Item 2(e):        CUSIP Number.

                  761525 50 0

Item 3:           Not Applicable






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CUSIP NO. 761525 50 0                                              Page 5 of 7



Item 4:           Ownership.

                  Revlon Worldwide owns directly 11,250,000 shares of Class A Common Stock, which represented approximately 56.6% of the total number of Shares of Class A Common Stock outstanding at December 31, 1996. Revlon Worldwide owns directly 31,250,000 shares of Class B Common Stock, which represented 100% of the Class B Common Stock outstanding at December 31, 1996. Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock at any time. Mafco Holdings may be deemed to beneficially own the shares owned by Revlon Worldwide. Ronald O. Perelman owns all of the capital stock of Mafco Holdings.

                  (a) Amount Beneficially Owned:

                        42,500,000 shares of Class A Common Stock, as described above.

                  (b) Percent of Class:

                        Approximately 83.1% of Class A Common Stock based upon an aggregate of 19,875,000 shares of Class A Common Stock and 31,250,000 shares of Class B Common Stock outstanding on December 31, 1996. Shares of Class A Common Stock have one vote per share. Shares of Class B Common Stock have ten votes per share. Accordingly, ownership of such 11,250,000 shares of Class A Common Stock and 31,250,000 shares of Class B Common Stock, possesses 97.4% of the Common Stock voting power.

                  (c) Number of shares as to which such person has:

                      (i)   Sole power to vote or to direct the vote........ -0-

                      (ii)  Shared power to vote or to direct
                              the vote ...............................42,500,000

                      (iii) Sole power to dispose or to direct the
                              disposition of.................................-0-

                      (iv)  Shared power to dispose or to direct the
                              disposition of..........................42,500,000





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CUSIP NO. 761525 50 0                                               Page 6 of 7



Item 5:           Owner of Five Percent or Less of a Class.

                           Not Applicable


Item 6:           Ownership of More than Five Percent on Behalf of Another
                  Person.

                           All of the shares owned are pledged to secure obligations.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                           Not Applicable


Item 8:           Identification and Classification of Members of the Group.

                           Not Applicable

Item 9:           Notice of Dissolution of Group.

                           Not Applicable

Item 10:          Certification.

                           Not Applicable



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CUSIP NO. 761525 50 0                                               Page 7 of 7


                                   Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February       , 1997

                                 REVLON WORLDWIDE CORPORATION




                                 By:     /s/ Glenn P. Dickes
                                    --------------------------------------------
                                    Name:    Glenn P. Dickes
                                    Title:   Vice President and Assistant
                                             Secretary




                                 MAFCO HOLDINGS INC.



                                 By:     /s/ Glenn P. Dickes
                                    --------------------------------------------
                                    Name:    Glenn P. Dickes
                                    Title:   Senior Vice President